As filed with the Securities and Exchange Commission on August 11, 2008
Registration No. 333- ●

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
Registration Statement Under The
Securities Act of 1933

INTER PARFUMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-3275609
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

551 Fifth Avenue
New York, New York 10167
212.983.2640
(Address of Principal Executive Offices)

Options Granted Pursuant to Agreements
(Full Title of the Plans)

Russell Greenberg, Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10167
212.983.2640
(Name and Address of Agent For Service)

Copy to:
Joseph A. Caccamo, Esq.
GrayRobinson, P.A.
401 East Las Olas Boulevard
Suite 1850
Ft. Lauderdale, Florida 33301

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CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	87,150 shares	$16.827	$1,466,473	$57.63

•   The proposed maximum offering price per share ranges from approximately $9.967 to $16.827.
•   Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers additional securities that may become issuable in accordance with the anti-dilution provisions applicable to the options exercisable for the common stock registered hereunder.
•   Shares registered hereunder are, or may become, issuable in connection with the exercise of options granted under the registrant’s stock option plans.
•   Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(h), based on the exercise price of the options and a registration fee of $39.30 per $1,000,000 of maximum offering price.

EXPLANATORY NOTE

We have prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act of 1933 to register shares of common stock issuable on exercise of stock options granted under our employee stock option plans and our non-employee director stock option plans. Our common stock is traded on the Nasdaq National Market.

This registration statement on Form S-8 also includes a prospectus prepared in accordance with Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reoffers and resales on a continuous or delayed basis in the future of up to an aggregate of 52,500 shares issuable on exercise of options that may constitute “control securities.”

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REOFFER PROSPECTUS

INTER PARFUMS, INC.

87,150 shares of common stock

To Be Issued Pursuant to
Outstanding Non-qualified Stock Options Under Our
Employee Stock Option Plans
and Our
Non Employee Director Stock Option Plans

This prospectus relates to an aggregate of 87,150 shares of our common stock that may be issued to the selling security holders upon the exercise of outstanding non-qualified stock options previously granted to these individuals at exercise prices ranging from approximately $7.22 to approximately $16.827 per share. All selling security holders listed in this prospectus are our officers, directors or employees.

The selling security holders may sell all or a portion of the shares of our common stock from time to time in the over-the-counter market, in negotiated transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of such sales or at negotiated prices. We will not receive any proceeds from sales by selling security holders, except upon exercise of the options.

Our common stock trades on the Nasdaq Global Select Market under the symbol “IPAR.” On August 7, 2008, the last sale price of our common stock as reported on the Nasdaq Global Select Market was $13.62 per share.

Investing in our common stock involves a high degree of risk. For more information, please see “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is August 11, 2008.

You should only rely on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized any broker or dealer or anyone else to provide you with different information. Our common stock is not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

IMPORTANT NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “should,” “could,” “may,” “intend,” “expect,” “plan,” “predict,” “potential,” or “continue” or similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved.

iv

Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this report. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this report, including under the heading “Risk Factors”. Such factors include dependence upon Burberry for a significant portion of our sales, continuation and renewal of existing license agreements, sales and marketing efforts of The Gap, Inc., protection of our intellectual property rights, effectiveness of sales and marketing efforts and product acceptance by consumers, dependence upon third party manufacturers and distributors, dependence upon management, competition, currency fluctuation and international tariff and trade barriers, governmental regulation and possible liability for improper comparative advertising or “Trade Dress”.

These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth herein may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this report. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

v

SUMMARY

The Company

We are Inter Parfums, Inc. We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. Organized under the laws of the State of Delaware in May 1985 as Jean Philippe Fragrances, Inc., we changed our name to Inter Parfums, Inc. on July 14, 1999. We have also retained our brand name, Jean Philippe Fragrances, for some of our mass-market products.

Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., its majority-owned subsidiary, Inter Parfums, S.A., and its three (3) wholly-owned subsidiaries, Inter Parfums Grand Public, S.A., Inter Parfums Trademark, S.A., Nickel, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000. In July 2007, Inter Parfums Grand Public, S.A. and Inter Parfums Trademark, S.A were merged into Inter Parfums, S.A. Inter Parfums S.A. is also the majority owner of four (4) distribution subsidiaries, Inter Parfums Limited, Inter Parfums Deutschland Gmbh, Inter Parfums srl and Inter España Parfums et Cosmetiques, SL, covering territories in The United Kingdom, Germany, Italy and Spain, respectively.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol “IPAR” and we are considered a “controlled company” under the applicable rules of The Nasdaq Stock Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on the Euronext Exchange.

We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

References to the number of shares of our common stock have been adjusted to take into account our 3:2 forward stock split in the nature of a 50% stock dividend to shareholders of record on May 15, 2008. As the result of such stock split, proportional adjustments have also been made to the exercise prices of options.

Our Business

The following summary is qualified in its entirety by and should be read together with the more detailed information and audited financial statements, including the related notes, contained or incorporated by reference in this prospectus.

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 75% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 25% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 3% of consolidated net sales.

We produce and distribute our prestige fragrance products primarily under license agreements with brand owners, and prestige product sales represented approximately 85% of net sales for 2007. We have built a portfolio of prestige brands, which include Burberry, Lanvin, Paul Smith, S.T. Dupont, Christian Lacroix, Quiksilver/Roxy, Van Cleef & Arpels and Nickel whose products are distributed in over 120 countries around the world. During the first half of 2007, we began operations of our four newly established majority-owned European distribution subsidiaries. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by the distribution subsidiary to its customers. Burberry is our most significant license, as sales of Burberry products represented 54%, 57% and 60% of net sales for the years ended December 31, 2007, 2006 and 2005, respectively.

Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are known, we have had many successful launches. We typically launch new fragrance families for our brands every year or two, with some frequent “seasonal” fragrances introduced as well.

Our specialty retail and mass-market fragrance and fragrance related products are marketed through our United States operation and represented 15% of sales for the year ended December 31, 2007. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the Gap, Banana Republic, New York & Company, and Jordache trademarks. In November 2007, we announced an exclusive agreement covering the design, manufacture and supply of personal care products for Brooks Brothers locations in the U.S., as well as a license covering Brooks Brothers stores and specialty retail and department stores outside the United States, including duty free and other travel-related retailers.

The creation and marketing of each product family is intimately linked with the brand’s name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

Over the past five years, we have grown our business at both the top line and the bottom line. We have grown from $185.6 million in sales in 2003 to $389.6 million in 2007, representing a compounded annual growth rate of 20%. During the same period, our net income grew from $13.8 million in 2003 to $23.8 million in 2007, representing a compounded annual growth rate of 15%. Our management targets organic long term sales growth of approximately 10% (measured on an annual basis) and long-term net income growth of approximately 12% - 15% (measured on an annual basis). There can be no assurance that we will achieve these targets in any particular period, or at all, however.

RISK FACTORS

You should carefully consider these risk factors, together with all of the other information contained or incorporated by reference in this prospectus, before you decide to purchase shares of our common stock. These factors could cause our future results to differ materially from those expressed or implied in forward-looking statements made by us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We are dependent upon Burberry for a significant portion of our sales, and the loss of this license will have a material adverse effect on us.

Burberry is our most significant license, as sales of Burberry products represented 54%, 57% and 60% net sales for the years ended December 31, 2007, 2006 and 2005, respectively.

In October 2004, our Paris-based subsidiary, Inter Parfums, S.A., entered into a 12.5-year, exclusive world-wide fragrance license with Burberry Limited, effective as of July 1, 2004, which replaced the original 1993 license. This license includes an additional five-year optional term that requires the consent of both Burberry and Inter Parfums, S.A., and must be exercised, if at all, prior to December 31, 2014. In addition, Burberry has the right on December 31, 2009 and December 31, 2011 to buy back the license at its then fair market value. Further, this license provides for a termination on a change in control of either Inter Parfums, S.A., the licensee, or Inter Parfums, Inc., the guarantor.

This license is subject to Inter Parfums, S.A. making required royalty payments (which are subject to certain minimums), minimum advertising and promotional expenditures and meeting minimum sales requirements. The new royalty rates, which are approximately double the rates under the prior license, commenced as of July 1, 2004. The new advertising and promotional expenditures, which commenced on January 1, 2005, as well as the minimum sales requirements, are substantially higher than under the prior license.

We are dependent upon the continuation and renewal of various licenses for a significant portion of our sales, and the loss of one or more licenses could have a material adverse effect on us.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses on terms favorable to us. Each license is for a specific term and may have additional optional terms. In addition, each license is subject to us making required royalty payments (which are subject to certain minimums), minimum advertising and promotional expenditures and meeting minimum sales requirements. Just as the loss of a license may have a material adverse effect on us, a renewal on less favorable terms may also negatively impact us.

If we are unable to protect our intellectual property rights, specifically trademarks and brand names, our ability to compete could be negatively impacted.

The market for our products depends to a significant extent upon the value associated with our trademarks and brand names. We own, or have licenses or other rights to use, the material trademark and brand name rights used in connection with the packaging, marketing and distribution of our major products both in the United States and in other countries where such products are principally sold. Therefore, trademark and brand name protection is important to our business. Although most of our brand names are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or brand name protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and brand names may be substantial.

The success of our products is dependent on public taste.

Our revenues are substantially dependent on the success of our products, which depends upon, among other matters, pronounced and rapidly changing public tastes, factors which are difficult to predict and over which we have little, if any, control. In addition, we have to develop successful marketing, promotional and sales programs in order to sell our fragrances and fragrance related products. If we are not able to develop successful marketing, promotional and sales programs, then such failure will have a material adverse effect on our business, financial condition and operating results.

We are subject to extreme competition in the fragrance industry.

The market for fragrances and fragrance related products is highly competitive and sensitive to changing market preferences and demands. Many of our competitors in this market (particularly in the prestige fragrance industry) are larger than we are and have greater financial resources than are available to us, potentially allowing them greater operational flexibility.

Our success in the prestige fragrance industry is dependent upon our ability to continue to generate original strategies and develop quality products that are in accord with ongoing changes in the market.

In the specialty retail market, we are presently selling products only to Gap and Banana Republic stores, and New York & Company Stores, so we do not have any direct competition. However, such special retail stores compete directly with other specialty retail stores such as Abercrombie & Fitch and Victoria Secret, which thereby indirectly compete with us.

Our success with mass market fragrance and fragrance related products is dependent upon our ability to competitively price quality products and to quickly and efficiently develop and distribute new products.

If there is insufficient demand for our existing fragrances and fragrance related products, or if we do not develop future strategies and products that withstand competition or we are unsuccessful in competing on price terms, then we could experience a material adverse effect on our business, financial condition and operating results.

Consumers may reduce discretionary purchases of our products as a result of a general economic downturn.

We believe that consumer spending on beauty products is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience sustained periods of declines in sales during economic downturns, or if terrorism or diseases affect customers’ purchasing patterns. In addition, a general economic downturn may result in reduced traffic in our customers’ stores which may, in turn, result in reduced net sales to our customers. Any resulting material reduction in our sales could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon specialty retailers to sell products that we develop for their retail stores.

We have agreements in place for with Gap and Banana Republic brands, New York & Company brand, Brooks Brothers brand and bebe brand. We are responsible for product development, formula creation, packaging and manufacturing under all of those brands. Gap, a leading international specialty retailer offering clothing, accessories and personal care products for men, women, children and babies, New York & Company, Retail Brand Alliance (for Brooks Brothers) and bebe Stores, Inc. (for bebe brand) are each responsible for marketing and selling the newly launched fragrance and fragrance related products in their stores.

If the sales and marketing efforts of those specialty retailers are not successful for the products that we have developed, then our future growth potential could be negatively impacted.

If we are unable to acquire or license additional brands, or obtain the required financing for these agreements and arrangements, the growth of our business could be impaired.

Our future expansion through acquisitions or new product distribution arrangements, if any, will depend upon the capital resources and working capital available to us. We may be unsuccessful in identifying, negotiating, financing and consummating such acquisitions or arrangements on terms acceptable to us, or at all, which could hinder our ability to increase revenues and build our business.

We may engage in future acquisitions that we may not be able to successfully integrate or manage. These acquisitions may dilute our stockholders and cause us to incur debt and assume contingent liabilities.

We continuously review acquisition prospects that would complement our current product offerings, increase our size and geographic scope of operations or otherwise offer growth and operating efficiency opportunities. The financing for any of these acquisitions could significantly dilute our stockholders and/or result in an increase in our indebtedness. We may acquire or make investments in businesses or products in the future, and such acquisitions may entail numerous integration risks and impose costs on us, including:

•	difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses;
•	diversion of management’s attention from our core business;
•	adverse effects on existing business relationships with suppliers and customers;
•	risks of entering markets in which we have no or limited prior experience;
•	dilutive issuances of equity securities;
•	incurrence of substantial debt;
•	assumption of contingent liabilities;
•	incurrence of significant amortization expenses related to intangible assets and the potential impairment of acquired assets; and
•	incurrence of significant immediate write-offs.

Our failure to successfully complete the integration of any acquired business could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon Messrs. Jean Madar and Philippe Benacin, and the loss of their services could harm our business.

Jean Madar, our Chief Executive Officer, and Philippe Benacin, our President and Chief Executive Officer of Inter Parfums, S.A., are responsible for day-to-day operations as well as major decisions. Termination of their relationships with us, whether through death, incapacity or otherwise, could have a material adverse effect on our operations, and we cannot assure you that qualified replacements can be found. We maintain key man insurance on the life of Mr. Benacin ($3.6 million) and are seeking to acquire a nominal amount of key man insurance on the life of Mr. Madar. However, we cannot assure you that we would be able to retain suitable replacements for either Mr. Madar or Mr. Benacin.

Our reliance on third party manufacturers could have a material adverse effect on us.

We rely on outside sources to manufacture our fragrances and cosmetics. The failure of such third party manufacturers to deliver either components or finished goods on a timely basis could have a material adverse effect on our business. Although we believe there are alternate manufacturers available to supply our requirements, we cannot assure you that current or alternative sources will be able to supply all of our demands on a timely basis. We do not intend to develop our own manufacturing capacity. As these are third parties over which we have little or no control, the failure of such third parties to provide components or finished goods on a timely basis could have a material adverse effect on our business, financial condition and operating results.

Our reliance on third party distributors could have a material adverse effect on us.

We sell a substantial percentage of our prestige fragrances through independent distributors specializing in luxury goods. Given the growing importance of distribution, we have begun to modify our distribution model by the formation of joint ventures or company owned subsidiaries within key markets. We have little or no control over third party distributors and the failure of such third parties to provide services on a timely basis could have a material adverse effect on our business, financial condition and operating results. In addition, if we replace existing third party distributors with new third party distributors or with our own distribution arrangements, then transition issues could have a material adverse effect on our business, financial condition and operating results.

The loss of or disruption in our distribution facilities could have a material adverse effect on our business, financial condition and operating results.

We currently have one distribution facility in Paris and one in New Jersey.  The loss of one or both of those facilities, as well as the inventory stored in those facilities, would require us to find replacement facilities and assets. In addition, terrorist attacks, or weather conditions, such as natural disasters, could disrupt our distribution operations. If we cannot replace our distribution capacity and inventory in a timely, cost-efficient manner, it could have a material adverse effect on our business, financial condition and operating results.

The international character of our business renders us subject to fluctuation in foreign currency exchange rates and international trade tariffs, barriers and other restrictions.

A portion of our Paris subsidiary’s net sales (approximately 33% in 2007) are sold in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. Despite such actions, fluctuations in foreign currency exchange rates for the U.S. dollar, particularly with respect to the Euro, could have a material adverse effect on our operating results. Possible import, export, tariff and other trade barriers, which could be imposed by the United States, other countries or the European Union might also have a material adverse effect on our business.

Our business is subject to governmental regulation, which could impact our operations.

Fragrances and fragrance related products must comply with the labeling requirements of the Federal Food, Drug and Cosmetics Act as well as the Fair Packaging and Labeling Act and their regulations. Some of our color cosmetic products may also be classified as a “drug”. Additional regulatory requirements for products which are “drugs” include additional labeling requirements, registration of the manufacturer and the semi-annual update of a drug list.

Our fragrances are subject to the approval of the Bureau of Alcohol, Tobacco and Firearms as a result of the use of specially denatured alcohol. So far we have not experienced any difficulties in obtaining the required approvals.

Our fragrances and fragrance related products that are manufactured in France are subject to certain regulatory requirements of the European Union, but as of the date of this report, we have not experienced any material difficulties in complying with such requirements.

However, we cannot assure you that, should we develop or market fragrances and fragrance related products with different ingredients, or should existing regulations or requirements be revised, we would not in the future experience difficulty in complying with such requirements, which could have a material adverse effect on our results of operations.

We may become subject to possible liability for improper comparative advertising or “Trade Dress.”

Brand name manufacturers and sellers of brand name products may make claims of improper comparative advertising or trade dress (packaging) with respect to the likelihood of confusion between some of our mass market products and those of brand name manufacturers and sellers. They may seek damages for loss of business or injunctive relief to seek to have the use of the improper comparative advertising or trade dress halted. However, we believe that our displays and packaging constitute fair competitive advertising and are not likely to cause confusion between our products and others. Further, we have not experienced to any material degree, any of such problems to date.

USE OF PROCEEDS

We will not receive any of the proceeds of the sale by the selling security holders of the shares of common stock covered by this prospectus. We will only receive proceeds from the exercise of the options, and we will use such funds for working capital purposes.

SELLING SECURITY HOLDERS

This prospectus relates to periodic offers and sales of up to 87,150 shares of our common stock by the selling security holders listed and described below and their pledgees, donees and other successors in interest. All selling security holders are either our officers, directors or employees and these options were granted to these individuals as compensation. The following table sets forth,

• the name of each selling security holder,
• the number of shares beneficially owned, and
• the number of shares being registered for resale by each selling security holder.

We may amend or supplement this prospectus from time to time to update the disclosure set forth in this prospectus. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will, if applicable, exercise the options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes securities over which an individual or entity has voting or investment power and includes any securities which the person or entity has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon the information contained in a record list of our stockholders and option holders at June 2, 2008.

Each selling security holder will own less than 1% of our issued and outstanding common stock after the sale of the shares we are registering. Unless otherwise stated, all beneficially owned shares of common stock are issuable upon exercise of options, with sole voting power and sole power to dispose.

References to the number of shares of our common stock have adjusted to take into account our 3:2 forward stock split in the nature of a 50% stock dividend to shareholders of record on May 15, 2008.

Name of Selling Shareholder	Number of Shares Beneficially Owned	Shares to be Offered	Shares to be Owned After Offering

Alex Canavan	8,850	2,250	6,600

Andy Clarke	17,675[1]	1,500	16,175

Bonita Baker	2,760	750	2,010

Bruce Campbell	9,600	3,000	6,600

Dariel Torres	2,400	750	1,650

Detrice Felton	2,100	600	1,500

Dwayne Williams	3,540	900	2,640

Eduardo Hermosilla	4,800	1,500	3,300

Francois Heilbronn	72,938[2]	1,500	71,438

Gerald McKenna	9,600	3,000	6,600

Javier Paredes	2,580	750	1,830

Jean Cailliau	6,375[3]	1,500	4,875

Jean Levy	6,375[4]	1,500	4,875

1 Consists of 5,675 shares held directly and options to purchase 12,000 shares.
2 Consists of 45,563 shares held directly, 22,500 shares held indirectly by his children and options to purchase 4,875 shares.
3 Consists of 1,500 shares held directly and options to purchase 4,875 shares.
4 Consists of 1,500 shares held directly and options to purchase 4,875 shares.

Joanne Castillano	4,800	4,500	300

Joseph A. Caccamo	13,500[5]	1,500	12,000

Juan Morales	2,580	750	1,830

Lynn Konko	4,800	1,500	3,300

Melissa Corcoran	4,350	1,050	3,300

Michael Hamerling	4,800	1,500	3,300

Michael Martin	1,920	600	1,320

Michel Bes	4,800	1,500	3,300

Michelle Habert	8,850	2,250	6,600

Philippe Santi	39,000	15,000	24,000

Rita Gayed	2,100	600	1,500

Robert Bensoussan	12,375[6]	1,500	10,875

Russell Greenberg	136,500[7]	27,000	109,500

Sandra Johnson	1,920	600	1,320

Serge Rosinoer	14,738[8]	1,500	13,238

Stuart Fishel	4,950	4,500	450

Virginie Ejzenbaum	3,240	900	2,340

Yolette Jacques	2,880	900	1,980

5 Consists of shares of common stock underlying options, 12,000 of which are held as nominee for his former employer, and 1,500 of which are held for his present employer, GrayRobinson, P.A., which are being sold under this Prospectus. Beneficial ownership of such shares is disclaimed.
6 Consists of 7,500 shares held directly and options to purchase 4,875 shares.
7 Consists of 27,000 shares held directly and options to purchase 109,500 shares.
8 Consists of 10,050 shares held directly and options to purchase 4,688 shares.

Russell Greenberg, Philippe Santi, Joseph A. Caccamo, Francois Heilbronn, Jean Levy, Jean Cailliau, Robert Bensoussan and Serge Rosinoer are members of our board of directors. Russell Greenberg and Philippe Santi are also executive officers of our company, Joseph A. Caccamo is a shareholder of our legal counsel, and Ms. Diane Von Furstenberg is a consultant to our company. All of the other selling shareholders are our employees.

All of the shares being registered for Messrs. Heilbronn, Caccamo, Levy, Bensoussan, Cailliau and Rosinoer are issuable upon the exercise of options granted to these individuals under our 2000 Non-Employee Director Stock Option Plan.

The remaining shares being registered are issuable upon the exercise of options granted under our 1999 Stock Option Plan.

STOCK OPTION PLANS

EMPLOYEE STOCK OPTION PLAN

The selling security holders who are not nonemployee directors were granted stock options under our 1999 Stock Option Plan.

Employee Stock Option Plan Overview

Under our employee stock option plans, "incentive stock options" may be granted to key employees, including officers and directors who are employees, and nonqualified stock options and/or stock appreciation rights may be granted to key employees, officers, directors and consultants.

The purpose of our employee stock option plans are to aid us in attracting and retaining key employees, directors and consultants and to secure for us the benefits of the incentive inherent in equity ownership by such persons who are responsible for our continuing growth and success.

Administration

Our employee stock option plans are administered by the Executive Compensation and Stock Option Committee of our Board of Directors (the “Committee”). None of the Committee members are eligible to participate under our 1999 Stock Option Plan.

Grants of Options

Our committee has the authority under the employee stock option plans to determine the terms of options and/or stock appreciation rights granted under the plans, including, among other things, whether an option shall be an incentive or a nonqualified stock option, the individuals who shall receive them, whether a stock appreciation right shall be granted separately, in tandem with or in addition to options, the number of shares to be subject to each option and/or stock appreciation right, the date or dates each option or stock appreciation right shall become exercisable and the exercise price or base price of each option and stock appreciation right; provided, however, that the exercise price of an incentive stock option may not be less than 100% of the fair market value of the common stock on the date of grant and not less than 110% of the fair market value in the case of an optionee who at the time of grant owns more than 10% of our total combined voting power or of any of our subsidiaries.

Terms and Conditions of Options

The options and stock appreciation rights granted under our employee stock option plans are subject to, among other things, the following terms and conditions:

(a)  Options and stock appreciation rights may be granted for terms determined by our committee, provided, however, that the term of an incentive stock option may not exceed ten (10) years, and in the case of an optionee who at the time of grant owns more than ten percent (10%) of our combined voting power or of any of our subsidiaries, the term of an incentive option may not exceed five (5) years.

(b)  Options are payable in full upon exercise or, in the discretion of our committee, installments. Payment of the exercise price of an option may be made, in the discretion of our committee, in cash, in shares of common stock or any combination thereof.

(c)  Options and stock appreciation rights may not be transferred other than by will or by the laws of descent and distribution, and may be exercised during the employee's lifetime only by him or her.

(d)  If the employment of the holder of an incentive option is terminated for any reason other than death or a permanent and total disability, then the incentive option may be exercised, to the extent exercisable by the holder at the time of termination of employment, within three (3) months thereafter, but in no event after expiration of the term of the incentive option. However, if employment was terminated either for cause or without our consent, then such option shall terminate immediately. Any and all nonqualified stock options or stock appreciation rights granted shall terminate simultaneously with the termination of association of the holder of such nonqualified option or stock appreciation right with us for any reason other than the death or permanent and total disability of such holder.

(e)  In the case of the death or disability of the holder of an option and/or stock appreciation right while employed (or death within three (3) months after termination of employment), his or her legal representative or beneficiaries may exercise the option, within twelve (12) months after the date of such death or disability, but in no event after the expiration of the term of the option and/or stock appreciation right.

(f)  The holder is required to pay us the amount we determine is necessary to meet our obligation to withhold federal, state and local taxes incurred by reason of the exercise of a nonqualified stock option or the disqualifying disposition of shares acquired upon the exercise of an incentive stock option.

Option Contracts

Each option and/or stock appreciation right is evidenced by a written contract between us and the employee receiving the grant. Such contract may provide, among other things, that (a) the holder agrees to remain in our employ, at our election, for the later of (i) the period of time determined by our committee at or before the time of grant or (ii) the date to which he is then contractually obligated to remain associated with us, and (c) the optionee will notify us of any disqualifying disposition of shares acquired pursuant to the exercise of an incentive stock option and pay any required withholding or other tax.

Adjustment in Event of Capital Changes

Appropriate adjustments shall be made in the number and kind of shares available under our employee stock option plans, in the number and kind of shares subject to each outstanding option and stock appreciation right and in the exercise prices and base prices thereof in the event of any change in our common stock by reason of any stock dividend, recapitalization, merger, consolidation, reorganization, split-up, combination or exchange of shares or the like.

Duration and Amendment of the Plans

No option may be granted pursuant to our employee stock option plans more than 10 years after the date of the plan pursuant to which the option was granted. Our full Board of Directors or the committee may at any time terminate or amend our employee stock option plans; provided, however, that without the approval of our stockholders, no amendment may be made which would (a) increase the maximum number of shares available for the grant of options (except the anti-dilution adjustments described above), (b) otherwise materially increase the benefits accruing to participants under our employee stock option plans or (c) change the eligibility requirements for employees who may receive options.

Federal Income Tax Treatment

The following is a general summary of the federal income tax consequences under current tax law of incentive stock options, nonqualified stock options and stock appreciation rights. It does not purport to cover all of the special rules, including special rules relating to optionees subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, and the exercise of an option with previously-acquired shares, or the state or local income or other tax consequences inherent in the ownership and exercise of stock options and the ownership and disposition of the underlying shares.

An optionee will not recognize taxable income for federal income tax purposes upon the grant of an incentive stock option, a nonqualified stock option or a stock appreciation right. In the case of an incentive stock option, no taxable income is recognized upon exercise of the option. If the optionee disposes of the shares acquired pursuant to the exercise of an incentive stock option more than two (2) years after the date of grant and more than one (1) year after the transfer of the shares to him or her, the optionee will recognize long-term capital gain or loss and we will not be entitled to a deduction. However, if the optionee disposes of such shares within the required holding period, a portion of his or her gain will be treated as ordinary income and we will generally be entitled to deduct such amount.

Upon the exercise of a nonqualified stock option, the optionee recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price thereof, and we are generally entitled to a deduction for such amount on the date of exercise so long as we properly withhold income taxes thereon. If the optionee later sells shares acquired pursuant to the nonqualified stock option, he or she will recognize long-term or short-term capital gain or loss.

In the case of a stock appreciation right, the optionee recognizes ordinary income and we may deduct an amount equal to the excess, if any, of the fair market value of the shares of our common stock on the exercise date over the base price thereof.

In addition to the federal income tax consequences described above, an optionee may be subject to the alternative minimum tax, which is payable to the extent it exceeds the optionee's regular tax. For this purpose, upon the exercise of an incentive stock option, the excess of the fair market value of the shares over the exercise price therefor is a tax preference item. In addition, the optionee's basis in such shares is increased by such amount for purposes of computing the gain or loss on the disposition of the shares for alternative minimum tax purposes. If an optionee is required to pay an alternative minimum tax, the amount of such tax which is attributable to deferral preferences (including the incentive stock option preference) is allowed as a credit against the optionee's regular tax liability in subsequent years. To the extent the credit is not used, it is carried forward.

NONEMPLOYEE DIRECTORS PLANS

The selling security holders who are not our employees serve as our nonemployee directors and were granted stock options under our 2000 Nonemployee Director Stock Option Plan (the “2000 Plan”). We also maintain our 2004 Nonemployee Director Stock Option Plan (the “2004 Plan”), which is a successor plan to the 2000 Plan.

Option Grants and Outstanding Options

Both the 2000 Plan and 2004 Plan are similar in many respects. We maintain these stock option plans for our nonemployee directors, and the purpose of these plans is to assist us in attracting and retaining key directors who are responsible for continuing the growth and success of our Company. Prior to February 2005, under such plans options to purchase 1,500 shares were granted on each February 1st to all nonemployee directors except for Mr. Caccamo, who was granted options to purchase 6,000 shares through February 1, 2007 and 1,500 shares on February 1, 2008.

On the date each individual first becomes a nonemployee director he is granted a nonqualified stock option to purchase 3,000 shares of our common stock (as adjusted for the 3:2 stock split for shareholders of record on May 15, 2008). After May 15, 2008, all option grants for first time nonemployee directors will revert to 2,000 shares. However, no option will be granted on any February 1st grant date to any nonemployee director who first becomes a nonemployee director within six months prior to such February 1st grant date. All options are granted with an exercise price equal to the fair market value on the date of grant.

Terms and Conditions of Options

Each option granted under our nonemployee director plan has a term of five (5) years, except that such terms may be for a shorter period in certain instances.

If a nonemployee director to whom an option has been granted under our nonemployee director plans ceases to serve on the Board, otherwise than by reason of death or disability, then his option may be exercised (to the extent that the nonemployee director was entitled to do so at the time of cessation of service) at any time within three (3) months after such cessation of service, but in no event after the original expiration date.

If a nonemployee director to whom an option has been granted under the 2000 Plan ceases to serve on our Board by reason of disability, the then remaining unexercised portion of the option may be exercised in whole or in part by the nonemployee director at any time within one (1) year after such disability, but in no event after the original expiration date.

If a nonemployee director to whom an option has been granted under our nonemployee director plans dies while he is serving on the Board or within three (3) months after ceasing to serve as a member of our Board, then such option may be exercised by the legatee or legatees of such option under the nonemployee director's last will, or by his personal representatives or distributed, at any time within one (1) year after his death, but in no event after the date on which, except for such death, the option would otherwise expire.

Amendment of the Nonemployee Director Plans

Our full Board of Directors may amend, suspend or terminate our nonemployee director plans or any portion thereof at any time but may not, without the approval of our stockholders within twelve (12) months before or after the date of adoption of any such amendment or amendments, make any alteration or amendment thereof which (a) makes any change in the class of eligible participants; (b) increases the total number of shares of our common stock for which options may be granted under the nonemployee director plans except in the event of any change in our common stock by reason of any stock dividend, recapitalization, merger, consolidation, reorganization, split-up, combination or exchange of shares or the like; (c) extend the term of the nonemployee director plans or the maximum option period provided under the plans; (d) decreases the option price; or (e) materially increases the benefits accruing to participants under the nonemployee director stock option plans. The nonemployee director plans cannot be amended more than once every six (6) months, except to comply with changes in the Internal Revenue Code, Employee Retirement Income Security Act or the rules thereunder.

2004 Nonemployee Director Stock Option Plan

Commencing in February 2005, nonemployee directors were granted options under the 2004 Nonemployee Director Stock Option Plan (“2004 Plan”) in lieu of the 2000 Plan. The terms of the 2004 Plan are substantially the same as the 2000 Plan, except for options granted on or after June 19, 2006, which now vest ratably over a four year period.

Commencing February 1, 2008, all non-employee directors, including Mr. Caccamo, were granted options to purchase 1,500 shares (as adjusted for the 3:2 stock split for shareholders of record on May 15, 2008). Commencing February 1, 2009, options will be granted to purchase 1,000 shares to non-employee directors. Options to purchase 2,000 shares will be granted to each nonemployee director upon his initial election or appointment to our board. No option will be granted on any February 1st grant date to any nonemployee director who first becomes a nonemployee director within six months prior to such February 1st grant date.

PLAN OF DISTRIBUTION

The shares offered hereby by the selling security holders may be sold from time to time by the selling security holders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges, the Nasdaq Global Select Market, or in the over-the-counter market including or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, including, without limitation:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by a broker or dealer for its account under this prospectus;

•	face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale. These broker-dealers and agents and any other participating broker- dealers, or agents may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with the sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act of 1933 might be sold under Rule 144 rather than under this prospectus.

In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. In connection with the transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders. Certain of the selling security holders may also sell shares short and deliver the shares to close out the positions. The selling security holders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell under this prospectus. The selling security holders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

We have advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

An investor may purchase the common stock offered under this prospectus only if such shares are qualified for sale or are exempt from registration under the applicable securities laws of the state in which such prospective purchaser resides. We have not registered or qualified the shares under any state securities laws and, unless the sale of such shares to a particular investor is exempt from registration or qualification under applicable state securities laws, the sale of such shares to an investor may not be effected until such shares have been registered or qualified with applicable state securities authorities.

Sales of securities by us and the selling security holders or even the potential of these sales may have a negative effect on the market price for shares of our common stock.

DESCRIPTION OF SECURITIES

Common Stock

As of June 2, 2008 we had 30,631,076 shares of our common stock outstanding. References to the number of shares of our common stock have adjusted to take into account our 3:2 forward stock split in the nature of a 50% stock dividend to shareholders of record on May 15, 2008. Each share of our common stock will entitle the holder of such share to one vote. None of the company’s shareholders have cumulative voting rights. Holders of shares of our common stock are entitled to vote on all matters.

All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly authorized and issued, fully paid, and non-assessable.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or other subscription rights to convert their shares into any other securities.

The following selected financial data have been derived from our financial statements, and should be read in conjunction with those financial statements, including the related footnotes. Share data and dividends per share data have been adjusted to take into account our 3:2 forward stock split in the nature of a 50% stock dividend to shareholders of record on May 15, 2008.

	Years Ended December 31,
(In thousands except per share data)	2007		2006		2005		2004		2003
Income Statement Data:
Net Income per Share: Basic Diluted	$ $	0.77 0.76	$ $	0.58 0.57	$ $	0.51 0.50	$ $	0.55 0.51	$ $	0.49 0.46
Average Common Shares Outstanding: Basic Diluted		30,666 31,005		30,486 30,852		30,117 30,731		28,808 30,741		28,548 30,174

	As at December 31,
(In thousands except per share data)	2007	2006	2005	2004	2003

Balance Sheet And Other Data:
Dividends per Share	$0.133	$0.107	$0.107	$0.08	$0.053

Dividends

In March 2005, our board of directors increased the cash dividend from $.08 to $.107 per share per annum, payable $.027 on a quarterly basis, and in December 2005 our board of directors authorized the continuation of our cash dividend of $.107 per share per annum, payable $.027 on a quarterly basis.

In December 2006, our board of directors increased the cash dividend from $.107 to $.133 per share per annum, payable $.033 on a quarterly basis, and in December 2007 our board of directors authorized the continuation of our cash dividend of $.133 per share per annum, payable $.033 on a quarterly basis. The first cash dividend for 2008 of $.033 per share was paid on April 15, 2008 to shareholders of record on March 31, 2008. Our regular quarterly cash dividend of $.033 per share was paid on July 15, 2008 to shareholders of record on June 30, 2008.

Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

Preferred Stock

We also have 1,000,000 authorized shares of preferred stock, $.001 par value per share, none of which are outstanding.

Our Board of Directors has the authority, without further action by our stockholders, to issue 1,000,000 shares of preferred stock, in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. As of the date of this Prospectus, we do not have any shares of preferred stock outstanding. Our Board of Directors, without further shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of “blank check preferred stock” makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in our control or make removal of our management more difficult.

TRANSFER AGENT

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, located at 59 Maiden Lane, New York, New York 10038.

LEGAL MATTERS

The validity of the shares of common stock which are originally offered under the registration statement of which this reoffer prospectus forms a part will be passed on for us by GrayRobinson, P.A., Ft. Lauderdale, Florida. Joseph A. Caccamo, Esq. of GrayRobinson, P.A., is a director of the Company, and is the record owner of options to purchase 13,500 shares of Common Stock, 12,000 of which are held as nominee for his former employer and 1,500 of which are held for GrayRobinson, P.A.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Inter Parfums, Inc., and subsidiaries as of December 31, 2007 and December 31, 2006, and for each of the years in the three-year period ended December 31, 2007, and management's assessment of the effectiveness of internal controls over financial reporting as of December 31, 2007 included in Inter Parfums, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Mazars LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents previously filed with the Securities and Exchange Commission are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

•	Our Current Report on Form 8-K date of report, March 10, 2008.

•	Our Current Report on Form 8-K date of report, April 25, 2008.

•	Our Current Report on Form 8-K date of report, April 29, 2008.

•	Our Current Report on Form 8-K date of report, May 7, 2008.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

•	Our Current Report on Form 8-K date of report, July 3, 2008.

•	Our Current Report on Form 8-K date of report, July 23, 2008.

•	Our Current Report on Form 8-K date of report, August 11, 2008.

•	Our Quarterly Report on Form 10-Q for the period ended June 30, 2008.

•
All documents that we file with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus from the date of the filing of such documents.

Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a later document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

We will provide, without charge, a copy of any document incorporated by reference in this prospectus but which is not delivered with this prospectus to any person to whom this prospectus has been delivered upon the oral or written request of that person. Requests should be directed to the attention of the Corporate Secretary, Inter Parfums, Inc., 551 Fifth Avenue, New York, New York 10167. Our telephone number is 212.983.2640.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the Securities Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. In addition, you may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on the Nasdaq Global Market System. Our reports, proxy statements, informational statements and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

We have filed with the Commission a registration statement on Form S-8 under the Securities Act with respect to the our common stock being offered pursuant to this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and its exhibits.

We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. Information contained in our website, other than reports filed with the SEC, is not a part of this prospectus. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents previously filed with the Securities and Exchange Commission are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

•	Our Current Report on Form 8-K date of report, March 10, 2008.

•	Our Current Report on Form 8-K date of report, April 25, 2008.

•	Our Current Report on Form 8-K date of report, April 29, 2008.

•	Our Current Report on Form 8-K date of report, May 7, 2008.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

•	Our Current Report on Form 8-K date of report, July 3, 2008.

•	Our Current Report on Form 8-K date of report, July 23, 2008.

•	Our Current Report on Form 8-K date of report, August 11, 2008.

•	Our Quarterly Report on Form 10-Q for the period ended June 30, 2008.

•
All documents that we file with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus from the date of the filing of such documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares of common stock which are originally offered under the registration statement of which this reoffer prospectus forms a part will be passed on for us by GrayRobinson, P.A., Ft. Lauderdale, Florida. Joseph A. Caccamo, Esq. of GrayRobinson, P.A., is a director of the Company, and is the record owner of options to purchase 13,500 shares of Common Stock, 12,000 of which are held as nominee for his former employer and 1,500 of which are held for GrayRobinson, P.A.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by Section 145 of the Delaware General Corporation Law, Registrant’s Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

-	for any breach of the director’s duty of loyalty to Registrant or its stockholders;

-	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

-	under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; and

-	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, Registrant’s bylaws provide that:

-	Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

-
Registrant may indemnify its other employees and agents to the extent that it indemnifies its officers and directors, unless otherwise required by law, its certificate of incorporation, its bylaws or agreements to which it is a party;

-
Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

-	the rights conferred in the Bylaws are not exclusive.

Registrant maintains directors’ and officers’ liability insurance and intends to extend that coverage for public securities matters.

See also the undertakings set out in response to Item 9.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Number	Description

4.20 (1)	1999 Stock Option Plan, as Amended
4.19 (2)	2000 Nonemployee Director Stock Option Plan
4.22	Form of Nonqualified Stock Option Contract- Employees (filed herewith)
4.23	Form of Nonqualified Stock Option Contract- Non-Employee Directors (filed herewith)
5.1	Opinion of GrayRobinson, P.A. (filed herewith)
23.1	Consent of GrayRobinson, P.A. (included in Exhibit 5.1)
23.2	Consent of Mazars LLP(filed herewith)
24.1	Power of Attorney (included on signature page of this registration statement)
----------

(1)	Incorporated by reference to the exhibit of the same number filed with our Annual Report on Form 10-K for our fiscal year ended December 31, 2001.

(2)	Incorporated by reference to the exhibit of the same number filed with our Annual Report on Form 10-K for our fiscal year ended December 31, 2000.

Item 9. Undertakings.

A. The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 7th day of August, 2008.

INTER PARFUMS, INC.

By:	/s/ Jean Madar
Jean Madar, Chief Executive Officer

Each person whose signature appears below hereby appoints Jean Madar and Russell Greenberg, and both of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement on Form S-8, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jean Madar Jean Madar	Chairman of the Board of Directors And Chief Executive Officer	August 7, 2008

/s/ Russell Greenberg Russell Greenberg	Chief Financial and Accounting Officer and Director	August 7, 2008

/s/ Philippe Benacin Philippe Benacin	Director	August 1, 2008

___________ Philippe Santi	Director	________, 2008

/s/ Francois Heilbronn Francois Heilbronn	Director	August 2, 2008

/s/ Joseph A. Caccamo Joseph A. Caccamo	Director	August 6, 2008

________________ Jean Levy	Director	________, 2008

/s/ Robert Bensoussan-Torres Robert Bensoussan-Torres	Director	August 3, 2008

/s/ Jean Cailliau Jean Cailliau	Director	August 5, 2008

/s/ Serge Rosinoer Serge Rosinoer	Director	August 1, 2008

/s/ Patrick Choël Patrick Choël	Director	August 3, 2008

EXHIBIT INDEX

Number	Description

4.20 (1)	1999 Stock Option Plan, as Amended
4.19 (2)	2000 Nonemployee Director Stock Option Plan
4.22	Form of Nonqualified Stock Option Contract- Employees (filed herewith)
4.23	Form of Nonqualified Stock Option Contract- Non-Employee Directors (filed herewith)
5.1	Opinion of GrayRobinson, P.A. (filed herewith)
23.1	Consent of GrayRobinson, P.A. (included in Exhibit 5.1)
23.2	Consent of Mazars LLP(filed herewith)
24.1	Power of Attorney (included on signature page of this registration statement)
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(1)	Incorporated by reference to the exhibit of the same number filed with our Annual Report on Form 10-K for our fiscal year ended December 31, 2001.

(2)	Incorporated by reference to the exhibit of the same number filed with our Annual Report on Form 10-K for our fiscal year ended December 31, 2000.